Concordia Healthcare Corp.

(“Corporation”)

FORM OF PROXY (“PROXY”)

Annual General and Special Meeting

Friday, April 29, 2016 at 10:00 a.m. (EDT)

Toronto Region Board of Trade Ridout Room, First Canadian

Place Suite 350, 77 Adelaide Street West Toronto, Ontario

(“Meeting”)

RECORD DATE:	March 24, 2016
CONTROL NUMBER:
SEQUENCE #:
FILING DEADLINE FOR PROXY:	April 27, 2016 at 10:00 a.m. (EDT)

VOTING METHODS
INTERNET	Go to www.voteproxyonline.com and enter the 12 digit control number above
FACSIMILE	(416) 595-9593
MAIL or HAND DELIVERY	TMX EQUITY TRANSFER SERVICES INC.* 200 University Avenue, Suite 300, Toronto, Ontario, M5H 4H1

The undersigned hereby appoints Mark Thompson, Chairman & Chief Executive Officer of the Corporation, whom failing Wayne Kreppner, President & Chief Operating Officer (“Management Nominees”), or instead of any of them, the following Appointee

Please print appointee name

as proxyholder on behalf of the undersigned with the power of substitution to attend, act and vote for and on behalf of the undersigned in respect of all matters that may properly come before the Meeting and at any adjournment(s) or postponement(s) thereof, to the same extent and with the same power as if the undersigned were personally present at the said Meeting or such adjournment(s) or postponement(s) thereof in accordance with voting instructions, if any, provided below.

Exhibit 99.2

- SEE VOTING GUIDELINES ON REVERSE -

RESOLUTIONS – MANAGEMENT VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT ABOVE THE BOXES

1. Election of Directors
	FOR	WITHHOLD		FOR	WITHHOLD
a) Edward Borkowski	☐	☐	d) Jordan Kupinsky	☐	☐
b) Douglas Deeth	☐	☐	e) Mark Thompson	☐	☐
c) Rochelle Fuhrmann	☐	☐	f) Patrick Vink	☐	☐
2. Appointment of Auditors				FOR	WITHHOLD
Appointment of PricewaterhouseCoopers LLP as Auditors of the Corporation for the ensuing year and authorizing the Directors to fix their remuneration.				☐	☐
3. Resolution to Approve Name Change				FOR	AGAINST
BE IT RESOLVED AS A SPECIAL RESOLUTION OF THE SHAREHOLDERS THAT:				☐	☐
1. the Corporation is hereby authorized to amend its articles to change its name from “CONCORDIA HEALTHCARE CORP.” to “CONCORDIA INTERNATIONAL CORP.” (the “Name Change”);

2. any Director or officer of the Corporation be and is hereby authorized, for and on behalf of and in the name of the Corporation, to execute and sign any documents and perform all acts and things necessary or useful, to give effect to the Name Change, including, without limitation, the execution and filing of Articles of Amendment in the prescribed form with the Ministry of Government Services (Ontario);

3. notwithstanding approval of the shareholders as herein provided, the Board may, in its sole discretion, revoke the special resolution before it is acted upon without further approval of the shareholders; and

4. any Director or officer be and is hereby authorized, to execute and deliver all such other deeds, documents and other writings and perform such other acts as may be necessary or desirable to give effect to this special resolution.

4. Resolution to Adopt By-Law No. 2				FOR	AGAINST
BE IT RESOLVED AS AN ORDINARY RESOLUTION OF THE SHAREHOLDERS THAT:				☐	☐

1. by-law number two of the Corporation (“By-law No. 2”) adopted by the Board of Directors of the Corporation, the full text of which is reproduced in Appendix “B” to the management information circular of the Corporation dated March 24, 2016, is hereby approved, ratified, sanctioned and confirmed;

2. any one Director or officer of the Corporation be and is hereby authorized and directed for and on behalf of and in the name of the Corporation to execute and deliver, under the seal of the Corporation or otherwise, any deeds, documents, instruments and writings, with such amendments, additions, deletions and/or changes as he or she, in his or her discretion may approve or consider necessary, desirable or useful for the purpose of giving effect to these resolutions, including the adoption and implementation of By-Law No. 2, and execution accordingly shall be conclusive evidence of such approval; and

3. any acts taken prior to the effective date of this resolution by any Director or officer of the Corporation in connection with the foregoing resolutions or the subject matter thereof are hereby approved, ratified, sanctioned and confirmed.

5. Resolution to Create Preferred Shares				FOR	AGAINST
BE IT RESOLVED AS A SPECIAL RESOLUTION OF THE SHAREHOLDERS THAT:				☐	☐
1. the Corporation is hereby authorized to amend its articles to increase the authorized capital of the Corporation by creating an unlimited number of preferred shares (the “Preferred Shares”);

2. the rights, privileges, restrictions and conditions attaching to the Preferred Shares shall be in the form attached as Appendix “D” to the management information circular of the Corporation dated March 24, 2016;

3. any Director or officer of the Corporation be and is hereby authorized, for and on behalf of and in the name of the Corporation, to execute and sign any documents and perform all acts and things necessary or useful, to give effect to these resolutions, including, without limitation, the execution and filing of Articles of Amendment in the prescribed form with the Ministry of Government Services (Ontario);

4. notwithstanding approval of the shareholders as herein provided, the Board may, in its sole discretion, revoke the special resolution before it is acted upon without further approval of the shareholders; and

5. any Director or officer be and is hereby authorized, to execute and deliver all such other deeds, documents and other writings and perform such other acts as may be necessary or desirable to give effect to this special resolution.

This proxy revokes and supersedes all earlier dated proxies and MUST BE SIGNED.
PLEASE PRINT NAME	Signature of Registered owner(s)	Date (MM/DD/YYYY)

Proxy Voting - Guidelines and Conditions

1.	THIS PROXY IS SOLICITED BY MANAGEMENT OF THE CORPORATION.

2.	THIS PROXY SHOULD BE READ IN CONJUNCTION WITH THE MEETING MATERIALS PRIOR TO VOTING.

3.

If you appoint the Management Nominees to vote your securities, they will vote in accordance with your instructions or, if no instructions are given, in accordance with the Management Voting Recommendations highlighted for each Resolution overleaf. If you appoint someone else to vote your securities, they will also vote in accordance with your instructions or, if no instructions are given, as they in their discretion choose.

4.

This proxy confers discretionary authority on the person named to vote in his or her discretion with respect to amendments or variations to the matters identified in the Notice of the Meeting accompanying the proxy or such other matters which may properly come before the Meeting or any adjournment or postponement thereof.

5.

Each security holder has the right to appoint a person other than the Management Nominees specified herein to represent them at the Meeting or any adjournment or postponement thereof. Such right may be exercised by inserting in the space labeled “Please print appointee name”, the name of the person to be appointed, who need not be a security holder of the Corporation.

6.	To be valid, this proxy must be signed. Please date the proxy. If the proxy is not dated, it is deemed to bear the date of its being mailed to the security holders of the Corporation.

7.

To be valid, this proxy must be filed using one of the Voting Methods and must be received by TMX Equity Transfer Services Inc.* before the Filing Deadline for Proxies, noted overleaf or in the case of any adjournment or postponement of the Meeting not less than 48 hours (Saturdays, Sundays and holidays excepted) before the time of the adjourned or postponed meeting. Late proxies may be accepted or rejected by the Chairman of the Meeting in his discretion, and the Chairman is under no obligation to accept or reject any particular late proxy.

8.

If the security holder is a corporation, the proxy must be executed by an officer or attorney thereof duly authorized, and the security holder may be required to provide documentation evidencing the signatory’s power to sign the proxy.

Investor inSite

TMX Equity Transfer Services Inc.* offers at no cost to security holders, the convenience of secure 24-hour access to all data relating to their account including summary of holdings, transaction history, and links to valuable security holder forms and Frequently Asked Questions.

To register, please visit

www.tmxequitytransferservices.com/investorinsite

Click on, “Register Online Now” and complete the registration form. Call us toll free at 1-866-393-4891 with any questions.

*TMX Equity Transfer Services Inc. is operating the transfer agency and corporate trust business in the name of Equity Financial Trust Company for a transitional period.

TMXEquityTransferServices.com

VANCOUVER    CALGARY    TORONTO    MONTRÉAL

 Request for Financial Statements

In accordance with securities regulations, security holders may elect to receive Annual Financial Statements, Interim Financial Statements, and MD&As.

Instead of receiving the financial statements by mail, you may choose to view these documents on SEDAR at www.sedar.com.

I am a security holder of the Corporation, and as such request the following:

☐	Annual Financial Statements with MD&A (Mark this box if you would like to receive the Annual Financial Statements and related MD&A)

☐	Interim Financial Statements with MD&A (Mark this box if you would like to receive the Interim Financial Statements and related MD&A)

If you are casting your vote online and wish to receive financial statements, please complete the online request for financial statements following your voting instructions.

If the cut-off time has passed, please fax this side to 416-595-9593.

CONCORDIA HEALTHCARE CORP.

FISCAL YEAR – 2016